PAUL M. KAVANAUGH
DIRECT DIAL NO. (248) 205-2711
E-MAIL:  PKAVANAUGH@STROBLPC.COM

JOHN SHARP
DIRECT DIAL NO. (248) 205-2747
E-MAIL:  JSHARP@STROBLPC.COM

                                October 21, 2005

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:  John Reynolds, Assistant Director
       Office of Emerging Growth Companies
       Division of Corporation Finance

       Re:  Asia Automotive Acquisition Corporation
            SEC File No. 333-127755

Ladies and Gentlemen:

      On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated September 28, 2005. For the Staff's reference we are delivering three (3) courtesy copies of Amendment No. 1 on Form S-1/A to Mr. Duc Dang, marked to show changes from the Form S-1 filed on August 22, 2005. For ease of reference, we set out each SEC Staff comment below, then follow each comment with the Registrant's response:

                                     GENERAL

      1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response:

      1. The Registrant confirms that prior to the effectiveness of the registration statement, it will provide a copy of the NASD "No Objections" letter to the SEC Staff or request a call from the NASD examiner to the SEC Staff confirming the NASD has no objections to the underwriting arrangements of this offering.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 2

      2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Asia Automotive Acquisition Corporation (Asia Automotive). Additionally, tell us the Securities Act form the companies' filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Response:

      2. See the attached Chart, as requested. Neither the Registrant nor any of the Registrant's affiliates is involved in any other blank check offerings. The underwriters and counsel to the underwriters are involved in the offerings identified on the attached Chart.

      3. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Response:

      3. The box for Rule 434 was inadvertently marked. The Registrant has deleted the check on the Rule 434 box on Amendment No. 1.

                           PROSPECTUS SUMMARY, PAGE 1

      4. We note that a substantial portion of the disclosure on page one is repeated on page 28. Please revise to limit such repetition. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503
(a) and Instruction to paragraph 503(a) Regulation S-K.

Response:

      4. The Registrant has amended the Registration Statement in response to this comment on pages 1 and 28 of Form S-1/A as shown. Information has been deleted on page 1 and inserted on page 28, under the caption "Proposed Business."

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 3

                              RISK FACTORS, PAGE 7

      5. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

Response:

      5. The Registrant has amended the Registration Statement in response to this comment on page 7 of Form S-1/A as shown to delete the statement as requested.

      6. Please update the disclosure in risk factor five.

Response:

      6. The Registrant has amended the Registration Statement in response to this comment on pages 7 and 8 of Form S-1/A as shown.

      7. Risk factor seven appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

Response:

      7. The Registrant has amended the Registration Statement in response to this comment on page 9 of Form S-1/A as shown to discuss these two risks separately.

      8. In risk factor eight, we note that management will be able to negotiate its retention as a condition to a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management role or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict in this section and under

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 4

the caption "conflicts of interest" later in the document.

Response:

      8. We have revised Risk Factor No. 8 to state that "it may be less likely that management would remain with the combined company because control of the company will rest with the target company and not current management unless it was negotiated as part of the transaction . . ."

            We have also revised Risk Factor No. 8 to add the following disclosure to address the potential conflicts of interest that may arise:

            The terms of any employment or consulting arrangements of our current management with the combined company post-business combination will be determined at the time management negotiates the terms of the business combination with the target business. Since our current management will be negotiating the terms of the business combination as well as the terms of their employment or consulting arrangements, our current management may have a conflict of interest in negotiating terms favorable to the company in the acquisition agreement and at the same time negotiating terms in their employment or consulting arrangements that are favorable to them. Although management intends to fully exercise its fiduciary duty to negotiate terms in the acquisition agreement that will be in the best interests of the combined-company and its public stockholders, members of management will be negotiating terms in their employment or consulting agreements that are favorable to them.

      9. In risk factor 12, we note that existing shareholders will not be reimbursed for any excess out-of-pocket expenses unless you consummate a business combination. We also note from risk factor 25 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse? Also, it is not clear what is meant by your use of the term "equity stake." Please clarify.

Response:

      9. The Registrant has amended the Registration Statement in response to this

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 5

comment on page 11 of Form S-1/A as shown, to clarify that the excess out-of-pocket expenses will be a liability of the resulting company and to replace "equity stake" with "investment in the common stock of the resulting company."

      10. Please revise your disclosure in the first risk factor on page 12 to clarify the nature of the identified net proceeds, and explain how you will use this amount to "complete a business combination".

Response:

      10. The Registrant has amended the Registration Statement in response to this comment on page 12 of Form S-1/A as shown to clarify the Registrant is excluding sums placed in trust and referring to amounts available to pay the costs of completing a business contribution.

      11. Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse affect," "material adverse affect," "adversely affect," or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

Response:

      11. As requested, we have revised the risk factors on pages 12, 14, 18, 20, 21, 22 and 24 on Form S-1A as shown, with specific disclosure of how our business, financial condition and operations will be affected.

      12. We note that risk factor 20 discusses the adverse effect on the market price of your shares. We also note there is a significant difference between the exercise price of the shares and the price of your initial offering. It would appear that the significant price difference would create a downward pressure on the share prices once the warrants become exercisable. Please revise to reflect that possibility.

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 6

      12. The Registrant has amended the Registration Statement in response to this comment on page 15 of Form S-1/A as shown, to state that the price differential between the initial offering price and the exercise price of the warrants will create downward pressure on the share price when the warrants become exercisable.

      13. In risk factor 27, we note that noncompliance with WTO commitments may cause a strain in trade relations. Please revise to discuss how this risk specifically affects your proposed business.

Response:

      13. The Registrant has amended the Registration Statement in response to this comment on pages 16 and 17 of Form S-1/A as shown.

      14. Please explain the reference to "OEMS" in risk factor 29.

Response:

      14. The Registrant has amended the Registration Statement in response to this comment on page 17 of Form S-1/A as shown to provide a definition of "OEMs".

      15. Risk factor 30 appears to discuss a risk similar to that discussed in risk factor 41. Please revise to combine the two similar risk factors or advise how the two are different.

Response:

      15. The Registrant has amended the Registration Statement in response to this comment on page 17 to revise Risk Factor 30 and to delete Risk Factor 41.

      16. Please explain your use of the prefix "Sino."

Response:

      16. The Registrant has amended the Registration Statement in response to this comment on page 18 to delete the use of the prefix "Sino" and replace it with "Chinese."

      17. Risk factor 35 appears broad and generic. The risk of management turnover is a

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 7

risk that affects companies in and outside of your proposed industry. Please revise to discuss how the noted risk is specific to you or remove the risk factor. Also, the risk factor appears to contain a separate risk than that highlighted in the risk factor subheading. The narrative indicates that there is a risk associated with piracy in the PRC. If such risk is material, please revise to discuss this risk.

Response:

      17. The Registrant has amended the Registration Statement in response to this comment on page 18 of Form S-1/A as shown, to make the Risk Factors more specific to the PRC.

      18. A risk factor should only discuss a single risk. Risk factor 39 appears to address two separate risks: one being the uncertain enforceability of material agreements and the other being the difficulty in enforcing federal securities laws. Please revise to discuss each risk separately.

Response:

      18. The Registrant has amended the Registration Statement in response to this comment on page 19 of Form S-1/A as shown, to address the two risks separately.

      19. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

Response:

      19. It is not possible that a company affiliated with one of the initial stockholders could be the target company because none of the initial Stockholders are affiliates of potential target companies in the industry and geographical areas of the target companies in which the Registrant is searching. Accordingly, no risk factor is necessary.

                            USE OF PROCEEDS, PAGE 21

      20. We note the statement that you believe that excess working capital will be sufficient to cover your expenses. Your later disclosure indicates that you have yet to conduct any activities related to the search of a target business. As such, please revise to substantiate the belief that excess working capital will be sufficient to cover the expenses attendant to consummating a business combination.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 8

Response:

      20. The Registrant has amended the Registration Statement in response to this comment on page 22 of Form S-1/A as shown to state that management's belief is based on its extensive experience of doing business in Asia.

      21. We note that any down payment or lock-up payment would be determined based on the terms of the specific transaction. Please revise to clarify that it would limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than the proceeds allocated to excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

Response:

      21. The Registrant has amended the Registration Statement in response to this comment on page 21 of Form S-1/A as shown to include the statement that any such down payment would be limited to the amount allocated to excess working capital and any such payment could increase the chance of additional of pocket expenses.

      22. Please revise to clarify which line item will be depleted to repay current $5,000 loans.

Response:

      22. The Registrant has amended the Registration Statement in response to this comment on page 21 of Form S-1/A as shown to include a line item for repayment of outstanding loans from management.

      23. On page F-9, we note that the underwriters will also receive an expense allowance of one percent of the gross proceeds. Please revise to disclose and elaborate on that payment here and in the underwriting section.

Response:

      23. This response has been deleted. It was inadvertently included on page F-9. There is no such expense allowance. However, there is a 1% deferred cash fee as disclosed throughout

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 9

the prospectus.

                             CAPITALIZATION. PAGE 25

      24. Please revise your disclosure to include the notes payable to stockholders. Also, please correct the "as adjusted" number of shares issued and outstanding, in the description of common stock in the first column of the table.

Response:

      24. The Registrant has amended the Registration Statement in response to this comment on page 25 of Form S-1/A as shown to include line items for Notes Payable and Total Debt and to indicate shares currently outstanding.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 26

      25. We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

Response:

      25. The Registrant has amended the Registration Statement in response to this comment on page 27 of Form S-1/A as shown to indicate the basis of management's belief is a based upon their prior experience doing business in Asia.

                           PROPOSED BUSINESS, PAGE 28

      26. Tell us the factors you considered in determining to value this offering at $32,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $28,200,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advice. Please

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 10

note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established on June 20, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Asia Automotive. Given management's extensive and high-level experience in the target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response:

      26. The primary consideration in determining the $32,000,000 offering amount and pricing of the Units at $8.00 was management's prior and current business experience in Asia indicating that a business combination is possible with any number of target companies (none of which have been contacted to date) based on the funds available in the trust account as currently structured. In addition, the Registrant also considered the underwriter's advice to the Registrant that the offering amount was a reasonable size based on market conditions at this time. The Registrant hereby confirms that its management, directors, or any affiliate, agent or other representative has not taken any direct or indirect measures to locate a target business, and no unaffiliated entities have approached the Registrant with possible candidates. The Registrant further confirms that it has not had any diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the Registrant, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the Registrant.

      27. We note that you believe that the target regions present you with a "favorable environment for making acquisitions and an attractive operating environment" for operating a business for the reasons set forth in the first paragraph on page 28. Please revise to provide the basis for the disclosure in the first paragraph, including the statement that "vehicle production in Asia will increase five fold by 2011" and that current growth is eight percent and is "forecasted" to increase by eight percent for 2005-2011. Also, we note that "OEMs will continue to seek low cost component suppliers at the expense of current sources in North America and Europe." Please revise to substantiate the implication that currently OEMs are using low cost suppliers at the expense of sources in North America and Europe.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 11

Response:

      27. The Registrant has amended the Registration Statement in response to this Comment on page 28 of Form S-1/A as shown to address the issues presented in this comment.

      28. We note that target business candidates will be brought to your attention "primarily from Asia Development Capital LLC (ADC) in which event [you] may pay a finder's fee or other compensation." We also note that ADC is an affiliate of existing shareholders. Because this disclosure conflicts with your disclosure on page 40, please revise to clarify if affiliates will be able to receive compensation for any activities performed in conjunction with a business combination. We may have further comment.

Response:

      28. The disclosure in the Registration Statement was inaccurate, no finder's fee will be paid to ADC. See Response to Comment 29 for further disclosure.

      29. We note that you may also receive candidates' information from unaffiliated sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder's fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

Response:

      29. The Registrant has amended the Registration Statement in response to this comment on page 29 of Form S-1/A as shown under the caption "Sources of Target Businesses."

      30. We note that you may engage "professionals" to seeking out target businesses and that any payments will be based on the terms of the transaction. Please revise to explain how this works. Does this mean that "professionals" will not be compensated unless you acquire their proposed company? Does this mean that finder's fees will be determined after a business combination is concluded? If not, how will you determine the fee if the "terms of the transaction are not set?"

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 12

      30. The Registrant has amended the Registration Statement in response to this comment on page 29 of Form S-1/A as shown to indicate the fee will be determined by arm's length negotiation and on a case by case basis.

      31. We note your disclosure on page 29 that you will focus on companies with $25 million to $50 million in annual revenues. We also note that you have not established any "other specific attributes." Please revise to clarify if the monetary range disclosed is a "specific attribute" that you are seeking. If so, please revise to discuss how you will become aware of target companies' annual revenues.

Response:

      31. The Registrant has amended the Registration Statement in response to this comment on pages 29 and 30 of Form S-1/A as shown and to show annual revenues will be based on industry inside sales/employee calculation.

      32. On page 30, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

Response:

      32. The Registrant has amended the Registration Statement in response to this comment on page 30 of Form S-1/A as shown to indicate any such opinion will be forwarded to investor's as part of the SEC filings to accompany the business combination.

      33. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i)

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 13

the existing stockholders are allowed to make purchases of shares in the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.025 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Response:

      33. We have revised the disclosure on pages 4, 11, 14, 31, 42, 46 and F-7 the prospectus to reflect that the existing stockholders have agreed to vote any shares held by them, including shares owned prior to this offering and shares acquired in this offering or the aftermarket, in accordance with the majority of the shares of common stock voted by the public stockholders in connection with a potential business combination.

      34. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

Response:

      34. The existing stockholders have agreed to vote any shares held by them, including shares owned prior to this offering and shares acquired in this offering or the aftermarket, in accordance with the majority of the shares of common stock voted by the public stockholders in connection with a potential business combination. See response to comment 33 above.

      35. On page 33, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 14

      35. The Registrant has amended the Registration Statement in response to this comment on page 33 of Form S-1/A as shown to indicate that the statement is based on management's experience.

                               MANAGEMENT, PAGE 38

      36. Please review Item 401 of Regulation S-K and revise the biographical information of each officer and director accordingly. For every entity with whom management was or is associated, please revise to name the entity, disclose and describe the position(s) held and disclose the time frame the member of management was associated with such entity. Briefly discuss the line of business for each entity. If you elect to discuss activities beyond the required five year period, such disclosure must be complete as required by Item 401.

Response:

      36. The Registrant has amended the Registration Statement in response to this comment on pages 38, 39 and 40 of Form S-1/A as shown to provide the requested biographical information.

      37. We note that you have several special advisors. We note that there is no disclosure indicating they will receive any compensation and that none of the advisors own any shares in the company. Please revise to discuss how the special advisors will be compensated for their participation in your business plans. Also, please revise to clarify if they owe you any fiduciary obligations in the execution of their duties.

Response:

      37. The Registrant has amended the Registration Statement in response to this comment on page 40 of Form S-1/A as shown to indicate the advisors will be compensated with shares currently held by ADC.

                         CONFLICTS OF INTEREST, PAGE 40

      38. Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases, excess expense reimbursements, and potential retention by the post combination company.

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 15

      38. The Registrant has amended the Registration Statement in response to this comment on page 41 of Form S-1/A as shown to include the requested information except with respect to the open market warrant purchases, which conflict is already disclosed in the fourth bullet point under the "Conflicts of Interest" section.

                         PRINCIPAL STOCKHOLDERS, PAGE 42

      39. Please revise to identify the individuals who are the beneficial owners of the shares held of record by ADC.

Response:

      39. The Registrant has amended the Registration Statement in response to this comment on page 42 of Form S-1/A as shown to include the beneficial owners as requested.

      40. Please revise to reconcile the maximum price the open market purchases may be executed at disclosed on pages 42 and 43.

Response:

      40. The Registrant has amended the Registration Statement in response to this comment on page 43 of Form S-1/A as shown to include the price of each warrant.

      41. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements discussed in this section.

Response:

      41. We have revised the structure of the warrant purchase obligation as disclosed on pages 11, 14, 43, 44, F-10 and of the Form S-1/A and on exhibit
10.10 to the Form S-1/A to provide that the warrant purchases will not commence until the later of the date that the securities comprising the units begin separate trading or sixty days following the consummation of the offering. Accordingly, we believe Regulation M is inapplicable to the warrant repurchase obligation based on this revised structure.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 16

      42. Please revise to reconcile this document with exhibit 10.10 and clarify at designees may also purchase shares to fulfill the named individuals' obligation to purchase.

Response: The Registrant has amended the Registration Statement in response to this comment on pages 43 and 44 and reconciled it with Exhibit 10.10 clarify that designees may also purchase shares.


      43. Please revise to clarify if the warrant purchases are mandatory.

Response:

      43. The Registrant has amended the Registration Statement in response to this comment on page 43 of Form S-1/A as shown, the purchases are mandatory if the market price does not exceed $1.40.

      44. We note that Chardan Capital Markets LLC and Rodman and Renshaw LLC (Rodman) has also agreed to purchase warrants in the open market and has sole discretion regarding the timing and quantity of any orders it makes pursuant to this agreement. Please advise if Rodman will participate in the search or any other activities related to the consummation of a business combination. We also note that Rodman has the ability to appoint a designee to be present at all board meetings and receive all communications sent to board members. Please clarify if the designee will be able to communicate non public information to the underwriters as they exercise their sole discretion in making warrant purchases.

      Please file the document that evidences the noted agreement or advise. Also, please revise to clarify if the purchases are mandatory.

Response:

      44. Rodman will not participate in the search or any other activities related to the consummation of a business combination. The designee appointed by Rodman to be present at all board meetings and receive all communications sent to board members will not be able to communicate non-public information to the underwriters because Rodman has certain internal safeguards within its organization to prevent the communication of non-public information in these types of situations. [The Registrant has amended the Registration Statement in response to this comment on page 43 of Form S-1/A as shown.]

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 17

      The warrant purchase agreement of Rodman and Chardan has been filed as
Exhibit 10.11 to the Registration Statement. The purchases by Rodman and Chardan are mandatory to the extent that Rodman and Chardan are obligated to purchase the warrants so long as the price does not exceed $1.40 during the warrant purchase period.

      45. Please revise to clarify how warrant purchases by "designees" and the underwriters demonstrate relevant confidence in your ability to consummate a business combination. Are they participating in the search and consummation of a business combination?

Response:

      45. The Registrant has amended the Registration Statement in response to this comment on page 43 of Form S-1/A as shown because otherwise the warrants will expire worthless. The underwriters are not participating in the search of a business combination.

                          CERTAIN TRANSACTIONS, PAGE 43

      46. Please correct the purchase price per share in the lead-in sentence to your disclosure. It appears that the amount should be $.025 rather than $.001.

Response:

      46. The Registrant has amended the Registration Statement in response to this comment on page 44 of Form S-1/A as shown to correct the price per share.

      47. We note the disclosure that you may effect a stock dividend in the future to maintain your initial investors' percentage ownership in the event you increase the size of the offering. Please revise to clarify if you will notify potential investors of this further dilution who have already received a copy of your preliminary prospectus and any duties you may have to recirculate this document.

Response:

      47. The Registrant has amended the Registration Statement in response to this comment on page 44 of Form S-1/A as shown to include the requested disclosure.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 18

      48. We note reference to Rule 462(b) in this section. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

Response:

      48. Prior to going effective, the Registrant will confirm to the Staff that it has no intention of increasing the offering size..

      49. The last paragraph in this section appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those "no less favorable" than available from unaffiliated third parties. Please advise.

Response:

      49. The Registrant has amended the Registration Statement in response to this comment on pages 44 and 45 of Form S-1/A to the effect that the officers and directors will use their best efforts that all ongoing and future transactions will be on terms no less favorable than those available from third parties.

                              UNDERWRITING, PAGE 50

      50. Tell us whether Rodman will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response:

      50. Rodman will not engage in any electronic offer, sale or distribution of the shares. If the Registrant becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the Registrant's response to this comment, the Registrant will promptly supplement this response to identify those members and provide the Staff with a description of their procedures.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 19

      51. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet, If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response:

      51. Neither the Registrant nor the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet. If the Registrant or any of the underwriters subsequently enters into any such arrangements, the Registrant will promptly supplement this response.

      52. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response:

      52. Neither the Registrant nor the underwriters intend to engage in a directed units program in conjunction with this offering.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION, PAGE 53

      53. Please revise to provide the current address of the Public Reference Room.

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 20

      53. The Registrant has amended the Registration Statement in response to this comment on page 54 of Form S-1/A as shown to provide the current address of the Public Reference Room.

                         FINANCIAL STATEMENTS, PAGE F-1

      54. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Response:

      54. The Registrant will provide a currently dated consent as required.

      55. We note various disclosures regarding the proposed offering which appear to be inconsistent with the terms of the offering disclosed in the registration statement. Specifically, we note the following:

            - Note 1 states that at least $6.847 per unit will held in a trust account, compared to $7.05 per unit disclosed on page 3.

            - Note 2 states that the warrants will expire four years from the effective date of the offering, versus five years disclosed on page 3.

            - Note 5 references a non-accountable expense allowance of 1% of the gross proceeds, yet no such allowance is disclosed in the Use of Proceeds section on page 21.

      Please reconcile your disclosures throughout the document accordingly.

Response:

      55. The Registrant has amended the Registration Statement in response to this comment on pages F-7, F-8 and F-9 of Form S-1/A as shown to conform to the correct numbers.

          NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS, PAGE F-8

      56. We note your disclosure regarding the underwriter purchase option ("UPO") and have the following comments:

            - Please clarify your disclosure regarding the timing of the issuance of the UPO, including whether the issuance of the UPO is dependent on, or in any

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 21

                  way related to, the effectiveness of the registration statement. For example, you may elect to modify your disclosure to state that upon the completion of the proposed offering, the UPO will be issued to the underwriter for $100, if this statement is accurate.

            - We note your disclosure of an expected life of four years. Please tell us whether this represents the full contractual life of the UPO, and if not, your basis for the shorter expected life assumption.

            - Please revise MD&A to discuss the UPO, its estimated fair value and the major assumptions used to value it. [Must provide analysis of the estimated fair value of the UPO - language contained in prospectus is from another SPAC filing and was provided as a format to follow]

Response:

      56. The Registrant has amended the Registration Statement in response to these comments on pages 27, 52 and F-10 of Form S-1/A as shown with respect to the UPO.

      57. We note your disclosure regarding the warrant purchase commitments. Please revise your disclosure to clarify that the purchases will be made on behalf of your officers and directors or their affiliates or designees.

Response:

      57. The Registrant has amended the Registration Statement in response to this comment on page F-10 of Form S-1/A as shown to indicate the officers and directors will purchase the warrants for their own account or on behalf of their affiliates or designees.

      58. We note your disclosure on page 47 regarding the agreement with your underwriter to provide warrant solicitation services. Please disclose the material terms of this commitment in the footnotes to the financial statements.

Response:

      58. The Registrant has amended the Registration Statement in response to this comment on pages F-9 and F-10 of Form S-1/A as shown to add Note 7 regarding this disclosure.

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 22

                                     PART II

                              SIGNATURES, PAGE II-6

      59. Please revise to include the signature of the principal accounting officer or controller. Please refer to Instruction 1 of the Signatures to Form S-1.

Response:

      59. The Registrant has amended the Registration Statement in response to this comment on page II-6 of Form S-1/A as shown to add the signature of the principal accounting officer.

                                    EXHIBITS

      60. In exhibit 4.4, we note that various terms specified in the filed agreement appear to be inconsistent with the terms of the UPO outlined in the registration statement. For example, paragraph 1 of the agreement describes 400,000 units with each unit consisting of one share of common stock and two warrants, compared to 320,000 units with each unit consisting of one share of common stock and one warrant as disclosed in the registration statement. Please file a revised agreement which reflects all of the terms of the UPO that will be issued to the underwriter.

Response:


      60. The Registrant has amended the Registration Statement in response to this comment on Exhibit 4.4 of Form S-1/A as shown to conform to the Registration Statement.


      61. In exhibit 10.10, we note that the warrant purchases will be made by Rodman on behalf of the undersigned at such times and amounts as Rodman determines in its sole discretion. Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined. We also note that this agreement is filed as a form instead of an executed agreement. The disclosure in the prospectus indicates that the terms of this agreement as been agreed upon. Please advise why you have filed a form of the agreement instead of an executed agreement.

Response:

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director
      Office of Emerging Growth Companies
      Division of Corporation Finance

October 19, 2005
Page 23

      61. The prospectus and exhibit 10.10 already discloses that the warrant purchases will be made by Rodman on behalf of the undersigned at such times and amounts as Rodman determines in its sole discretion. We have disclosed on page [55] of the prospectus and exhibit 10.10 that the timing of such purchases will be based on market conditions at the time. The Registrant has filed a copy of the executed agreement in the Form S-1/A.

      If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 205-2711, or, in my absence, John Sharp at
(248) 205-2747

                                                 Sincerely,

                                                 Paul M. Kavanaugh

JS/PMK/srg
cc:  Duc Dang
     Carlton Tartar
     Rudy Wilson

                                   SCHEDULE A

                                                                                                         Amount in Escrow
                                                                                                         (Initial Per-Share
                                                                                                         Escrow Amount
                                    form S-l                                                             excluding over-
Name of Company                   File Number     Date of Effectiveness         Status or Offering       allotment option)
---------------                   -----------     ---------------------         ------------------       -----------------
Millstream Acquisition             333-105388     August 25, 2003               Consummated Business               N/A
Corporation                                                                     Combination

CEA Acquisition Corporation        333-110365     February 12, 2004             Searching for                520,745,997($5.10)
                                                                                Acquisition Candidate

Chardan China Acquisition          333-111970     March 16, 2004                Seeking Shareholder      $    20,735,328($5.10)
Corp.                                                                           Approval of Business
                                                                                Combination

Great Wall Acquisition             333-110906     March 17, 2004                Searching for            $    23,364,404($5.10)
Corporation                                                                     Acquisition Candidate

Tremisis Energy Acquisition        333-113583     May 12, 2004                  Searching for            $    33.442,528($5.18)
Corporation                                                                     Acquisition Candidate

Arpeggio Acquisition               333-114816     June 34, 2004                 Searching for            $    35.641 108($5.14)
Corporation                                                                     Acquisition Candidate

Sand Hill IT Acquisition           333-114861     July 26, 2004                 Searching for            $    21,220,292($5.13)
Corp.                                                                           Acquisition Candidate

Trinity Partners Acquisition       333-115319     July 29, 2004                 Seeking Shareholder      $     6,565,000($5.05)
Company Inc.                                                                    Approval of Business
                                                                                Combination

China Mineral Acquisition          333-115999     August 30, 2004               Searching for            $    20,586,008($5.14)
Corp                                                                            Acquisition Candidate

Rand Acquisition Corporation       333-117051     October 27, 2004              Searching for            $    23,804,261($5.16)
                                                                                Acquisition Candidate

China Unistone Acquisition         333-117639     November 18, 2004             Searching for            $    17,622,000($5.10)
Corporation                                                                     Acquisition Candidate

International Shipping             333-119719     December 10, 2004             Seeking Shareholder      $   180,691,163($5.49)
Enterprises, Inc.                                                               Approval of Business
                                                                                Combination

Millstream II Acquisition          333-119937     December 17, 2004             Searching for            $    23,736,000($5.16)
Corporation                                                                     Acquisition Candidate

Coastal Bancshares                 333-118294     February 14, 2005             Searching for            $    28,561,692($5.17)
Acquisition Corp.                                                               Acquisition Candidate

Aldabra Acquisition                333-121610     February 17, 2005             Searching for            $    49,336,000($5.33)
Corporation                                                                     Acquisition Candidate

Ardent Acquisition                 333-121028     February 24, 2005             Searching for            $    36,222,000($5,20)
Corporation                                                                     Acquisition Candidate

Mercator partners Acquisition      333-122303     April  11, 2005               Searching for            $    46,460,000($5.05)
Corp                                                                            Acquisition Candidate

Terra Nova Acquisition             333-122439     April 18, 2005                Searching for            $    24,816,000($5.17)
Corporation                                                                     Acquisition Candidate

KBL Healthcare Acquisition         333-122988     April 21, 2005                Searching for            $    42,400,000($3.30)
Core. 11                                                                        Acquisition Candidate

Services Acquisition Corp.         333-122812     N/A                           Currently in                        N/A
                                                                                Registration

International Metal                333-122967     N/A                           Currently in                        N/A
Enterprises, Inc.                                                               Registration

Juniper Partners Acquisition       333-123030     N/A                           Currently in                        N/A
Corp.                                                                           Registration

TAC Acquisition Corp               333-123382     N/A                           Currently in                         N/A
                                                                                Registration

Fortress America Acquisition       333-123504     N/A                           Currently in                         N/A
Corp.                                                                           Registration

Ad Venture Partners, Inc.          333-124141     N/A                           Currently in                         N/A
                                                                                Registration

Community Bankers Acquisition      333-124240     N/A                           Currently in                         N/A
Corp                                                                            Registration

Courtside Acquisition Corp.        333-124380     June 30, 2005                 Searching for
                                                                                Acquisition Candidate

Ithaka Acquisition Corp.           333-124521     N/A                           Currently in                         N/A
                                                                                Registration

Stone Arcade Acquisition Corp.     333-124601     N/A                           Currently in                         N/A
                                                                                Registration

Oakmont Acquisition Corp.          333-124621     N/A                           Currently in                         N/A
                                                                                Registration

Federal Services Acquisition       353-124638     N/A                           Currently in                         N/A
Corp.                                                                           Registration

Healthcare Acquisition Corp.       333-124712     N/A                           Currently in                         N/A
                                                                                Registration

India Globalization Capital,       333-124942     N/A                           Currently in                         N/A
Inc.                                                                            Registration

Key Hospitality Acquisition        333-125009     N/A                           Currently in                         N/A
Corp.                                                                           Registration

Chardan China Acquisition          333-125016     N/A                           Currently in                         N/A
Corp II                                                                         Registration

Chardan China Acquisition          333-125018     N/A                           Currently in                         N/A
Corp. III                                                                       Registration

Coconut Palm Acquisition Corp.     333-125105     N/A                           Currently in                         N/A
                                                                                Registration

JK. Acquisition Corp.              333-125211     N/A                           Currently in                         N/A
                                                                                Registration

Argyle Security Acquisition        333-126569
Corporation



Offerings in which Kramer/Levin (counsel for underwriter) was/is involved

Asia Automotive Acquisition Corp (Counsel to underwriter)
InterAmerican Acquisition Group, Inc (counsel to issuer)
Courtside Acquisition Group (counsel to underwriter)
Israel Technology Acquisition Corp (counsel to underwriter)

Offerings in which Rodman & Renshaw was/is involved

Asia Automotive Acquisition Corp
Phoenix India Acquisition Corp
Vector Intersect Security Acquisition Corp
Argyle Security Acquisition corporation

Offerings in which Chardan was/is involved

Chardan has been in the selling group of Costal Bank Shares (CBASU), Services Acquisition Corp (SAC) and Tac Acquisition Corp (TACAU)
Chardan has been in the selling group via re-allowance of Terra Nova Acquisition Corp (TNVAU) and Courtside Acquisition Corp (CRB)